UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Proposed Change to Corporate Name and Nasdaq Ticker Symbol

As previously disclosed in the Current Report on Form 6-K of Genenta Science S.p.A. (the “Company”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2025, at the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2025, the Company’s shareholders approved the proposed amendment to Article 4 of the Company’s by-laws to extend the Company’s corporate purpose to include all sectors covered by the Italian Law Decree 21/2012 (i.e. Golden Power legislation). In connection with the extension of the Company’s corporate purpose, the Company intended to adopt the new corporate name of “Saentra Forge S.p.A.” and a new Nasdaq ticker symbol of “SAEN.” As previously disclosed in the Current Report on Form 6-K of the Company filed with the SEC on January 27, 2026, the Company had scheduled an Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on March 25, 2026, at 5:00 p.m., on first call, and, if necessary, on March 26, 2026, at 5:00 p.m., on second call, for the purpose of obtaining shareholder approval of the corporate name change. On March 23, 2026, the Company issued a notice of revocation, announcing that the Board of Directors of the Company has resolved to revoke the call of the Meeting and the Meeting is hereby cancelled. Following further analysis, it emerged that, at present, the name “Genenta” retains significant recognition, value and market presence, having been associated with the Company’s history and identity for over a decade. Moreover, the approved extension of the Company’s corporate purpose, to which the proposal for adopting a new corporate name was linked, is still in the initial phase of development. The Notice is posted on the Company’s website at www.genenta.com under the Investors tab.

SUBMITTED HEREWITH

Attached to this Report for the month of March 2026, and incorporated by reference herein, is:

Exhibit No.	Description
99.1	Notice of Revocation of the Extraordinary Shareholders’ Meeting of 25-26 March 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: March 23, 2026